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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  *

Name of Issuer:  Golden Books Family Entertainment, Inc.

Title of Class of Securities:  Common Stock

CUSIP Number:   0003808041

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

James D. Bennett, c/o Bennett Management Corporation, 2 Stamford
  Plaza, Suite 1501, 281 Tresser Boulevard, Stamford, CT 06901;
                         (203) 353-3101

     (Date of Event which Requires Filing of this Statement)

                        November 8, 2000

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box
[X].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 0003808041

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         James D. Bennett

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         USA

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         2,138,588

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         2,138,588

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         2,138,588

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



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13. Percent of Class Represented by Amount in Row (11)

         20.9%

14. Type of Reporting Person

         IN














































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CUSIP No. 0003808041

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Restructuring Capital Associates, L.P.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         1,324,514

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         1,324,514

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         1,324,514

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



                                4



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13. Percent of Class Represented by Amount in Row (11)

         12.9%

14. Type of Reporting Person

         PN














































                                5



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CUSIP No. 0003808041

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Bennett Restructuring Fund, L.P.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         1,324,514

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         1,324,514

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         1,324,514

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



                                6



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13. Percent of Class Represented by Amount in Row (11)

         12.9%

14. Type of Reporting Person

         PN














































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CUSIP No. 0003808041

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Bennett Offshore Restructuring Fund, Inc.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         814,074

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         814,074

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         814,074

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



                                8



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13. Percent of Class Represented by Amount in Row (11)

         8.0%

14. Type of Reporting Person

         CO














































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         This Schedule 13D is being filed to report the change in

beneficial ownership of James D. Bennett, a director of the

Issuer, Restructuring Capital Associates, L.P., Bennett Offshore

Restructuring Fund, Inc. and Bennett Restructuring Fund, L.P.(the

"Reporting Persons"), with respect to the common stock (the

"Shares") of Golden Books Family Entertainment, Inc. (the

"Issuer").

Item 1.  Security and Issuer

         This statement relates to the common stock (the

"Shares") of Golden Books Family Entertainment, Inc. (the

"company").  The Company's principal executive office is located at 888 Seventh Avenue, 40th Floor, New York, NY 10106.

Item 2.  Identity and Background

         This statement is being filed on behalf of James D.

Bennett, Restructuring Capital Associates, L.P., Bennett Offshore

Restructuring Fund, Inc. and Bennett Restructuring Fund, L.P.

Their address is 2 Stamford Plaza, Suite 1501, 281 Tresser

Boulevard, Stamford, Connecticut  06901.

         The principal business of Mr. Bennett is to act as an

investment manager.

         None of the Reporting Persons has, during the last five

years, been convicted in any criminal proceeding.

         None of the Reporting Persons has, during the last five

years, been a party to a civil proceeding of a judicial or

administrative body of competent jurisdiction which resulted in a




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judgment, decree or final order enjoining future violations of,

or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         Mr. Bennett is a citizen of the United States of

America.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, Mr. Bennett is deemed to

beneficially own 2,138,588 Shares.  The Shares which Mr. Bennett is deemed to beneficially own are held on behalf of certain

investment entities over which Mr. Bennett has investment

discretion. The 2,138,588 Shares were purchased in open market transactions.  The funds for the purchase of the Shares came from each investment entity's own funds.  No leverage was used to purchase any of the Shares.

Item 4.  Purpose of Transaction

         The Shares beneficially owned by the Reporting

Persons were acquired and are being held solely for

investment purposes.

         None of the Reporting Persons has any plan or

proposal which relates to, or would result in, any of the

actions enumerated in Item 4 of the instructions to

Schedule 13D.








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Item 5.  Interest in Securities of the Issuer

         As of the date hereof, Mr. Bennett is deemed to be

the beneficial owner of 2,138,588 Shares of the Issuer.

Based on the Issuer's latest 10-Q, there were a total of

10,233,889 Shares outstanding as of November 3, 2000.

Therefore, Mr. Bennett is deemed to beneficially own 20.9%

of the outstanding Shares.  Mr. Bennett has the shared power to vote, direct the vote, dispose of or direct the

disposition of all of the Shares.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer

         None of the Reporting Persons has any contract,

arrangement, understanding or relationship with any person

with respect to the Shares.

Item 7.  Material to be Filed as Exhibits

         A Joint Filing Agreement on behalf of the Reporting

Persons is filed herewith as Exhibit A.



         A description of the transactions in the Shares

that were effected by Mr. Bennett during the past 60 days is filed herewith as Exhibit B.

Signature










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    The undersigned after reasonable inquiry and to the best

of their knowledge and belief, certify that the information

set forth in this statement is true, complete and correct.



                          RESTRUCTURING CAPITAL ASSOCIATES, L.P.

                          By: Bennett Capital Corporation,
                              General Partner

                              /s/ James D. Bennett
                          By:_______________________________
                                 James D. Bennett, President

                              /s/ James D. Bennett
                              ________________________________
                              James D. Bennett, President

                          BENNETT RESTRUCTURING FUND, L.P.

                          By: Restructuring Capital Associates,
                                L.P., General Partner

                          By: Bennett Capital Corporation,
                              General Partner

                              /s/ James D. Bennett
                          By:________________________________
                              James D. Bennett, President

                          BENNETT OFFSHORE RESTRUCTURING FUND,
                          INC

                              /s/ James D. Bennett
                          By:_______________________________
                             James D. Bennett, Director

November 17, 2000












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                                                        Exhibit A

                      JOINT FILINGAGREEMENT

         The undersigned agree that this Schedule 13D dated

November 17, 2000 relating to the Common Stock of Golden Books

Family Entertainment, Inc. shall be filed on behalf of the

undersigned.

                               /s/ James D. Bennett
                           ___________________________________
                           James D. Bennett

                           RESTRUCTURING CAPITAL ASSOCIATES, L.P.

                               By: Bennett Capital Corporation
                                   General Partner

                               /s/ James D. Bennett
                           By: _________________________________
                               James D. Bennett, President

                           BENNETT RESTRUCTURING FUND, L.P.

                           By: Restructuring Capital
                               Associates, L.P.
                               General Partner

                           By: Bennett Capital Corporation
                               General Partner

                               /s/ James D. Bennett
                           By: _________________________________
                               James D. Bennett, President

                           By: BENNETT OFFSHORE RESTRUCTURING
                               FUND, INC.

                               /s  James D. Bennett
                           By: _________________________________
                               James D. Bennett, Director









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75252000.BF3



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                                                      Exhibit B

                    Schedule of Transactions


                             Shares Purchased    Price
         Date                or (Sold)           Per Share

         11/08/00                  273,143          $.135












































75252000.BF3